Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following description of securities of Galera Therapeutics, Inc. (the “Company,” “Galera,” “we,” “our,” or “us”) provides a summary of the rights of our capital stock as well as certain provisions of our Restated Certificate of Incorporation (our “Certificate of Incorporation”), and our Amended and Restated Bylaws (our “Bylaws”), each as currently in effect. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and the provisions of our Certificate of Incorporation and our Bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K and incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the DGCL for additional information.

DESCRIPTION OF CAPITAL STOCK

Capital Structure

The following description of our capital stock and certain provisions of our Certificate of Incorporation and Bylaws are summaries and are qualified by reference to our Certificate of Incorporation and our Bylaws, each of which has been publicly filed with the Securities and Exchange Commission (“SEC”).

General

Our authorized capital stock consists of 210,000,000 shares, all with a par value of $0.001 per share, of which:

•
200,000,000 shares are designated as common stock; and
•
10,000,000 shares are designated as preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors (our “Board”), subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our Certificate of Incorporation, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Our outstanding shares of preferred stock are validly issued, fully paid and nonassessable.

On December 30, 2024, Galera filed a Certificate of Designation of Preferences, Rights and Limitations of the Series B Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (as amended, the “Certificate of Designation”) in connection with the Company’s acquisition (the “Nova Acquisition”) of Nova Pharmaceuticals, Inc. (“Nova”), providing for the issuance of shares of Series B Non-Voting Convertible Preferred Stock (“Series B Preferred Stock”). Certain characteristics of the Series B Preferred Stock are as follows:

•
Dividends. Holders of Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock (on an as-if-converted-to-common-stock basis) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of common stock payable in the form of common stock) actually paid on shares of the common stock when, as and if such dividends (other than dividends payable in the form of common stock) are paid on shares of common stock.
•
Voting. Except as otherwise required by law, shares of Series B Preferred Stock have no voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, Galera will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock of Galera, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise, (ii) issue further shares of Series B Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock, (iii) prior to the Conversion Proposal (as defined below) or at any time while at least 30% of the originally issued Series B Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of Galera with or into another entity or any stock sale to, or other business combination in which the stockholders of Galera immediately before such transaction do not hold at least a majority of the capital stock of Galera immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.
•
Conversion. Pursuant to an amendment to the Certificate of Designation effective February 12, 2026, in the sole discretion of the Board, the Company may elect to convert, in whole or in part, outstanding shares of Series B Preferred Stock into shares of common stock calculated based on the Conversion Ratio (as defined in the Certificate of Designation). Conversion may also occur, at the option of the holder, upon stockholder approval of (i) the conversion of the Series B Preferred Stock into shares of common stock; (ii) the approval of an amendment to our Certificate of Incorporation to effect a reverse stock split and/or increase the number of authorized shares of common stock to such amount as determined by the Board following the closing; and (iii) the approval of one or more adjournments of the applicable stockholders’ meeting to solicit additional proxies if there are not sufficient votes cast in favor of the foregoing matters.
•
Following Board approval or stockholder approval of conversion, each share of Series B Preferred Stock will be convertible into 1,000 shares of common stock, subject to certain limitations.

Support Agreements

Concurrently and in connection with the closing of the Nova Acquisition, Galera and Nova entered into stockholder support agreements (the “Support Agreements”) with certain of Galera’s directors and officers. The Support Agreements provide that, among other things, each of the stockholders has agreed to vote or cause to be voted all of the shares of common stock owned by such stockholder in favor of the Meeting Proposals at the Stockholders’ Meeting to be held in connection therewith.

Registration Rights Agreement

On December 30, 2024, Galera entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, Galera agreed to sell to the Investors an aggregate of 44,111,260 shares (the “Shares”) of common stock and pre-funded warrants (the “Pre-Funded Warrants”) at an aggregate purchase price of $2,885,000 (the “Financing”). The Pre-Funded Warrants will be exercisable at any time after the date of issuance and will not expire.

On December 30, 2024, in connection with the Purchase Agreement, Galera entered into a Registration Rights Agreement (as amended, the “Registration Rights Agreement”) with the Investors, pursuant to which Galera agreed to register for resale the Shares and the shares of common stock underlying the Pre-Funded Warrants held by the Investors (the “Registrable Securities”). Under the Registration Rights Agreement, Galera has agreed to prepare and file a registration statement with the SEC, covering the resale of the Registrable Securities.

Galera has granted the Investors customary indemnification rights in connection with the registration statement and agreed to pay all fees and expenses (excluding any underwriting discounts and selling commissions and any legal fees of any selling holder) incident to Galera’s obligations under the Registration Rights Agreement.

The Financing was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. Galera relied on this exemption from registration based in part on representations made by the Investors. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Warrants

As of December 31, 2025, warrants to purchase 36,891,701 shares of our capital stock were outstanding, with a weighted average exercise price of $0.914 (subject to adjustment).

Blackstone Warrants

In May 2020, we issued two warrants to Clarus IV Galera Royalty AIV, L.P. to purchase an aggregate of 550,661 shares of our common stock at an exercise price equal to $13.62 per share, each of which became exercisable upon the receipt by Galera of the applicable specified milestone payment, and all of which remain outstanding. The issued warrants expire six years after the initial exercise date of each respective warrant.

February 2023 Registered Offering

In February 2023, we completed a registered direct offering, which resulted in the issuance and sale of warrants to purchase up to 14,320,000 shares of common stock at a combined offering price of $2.095 per share and accompanying warrant. Of these, warrants to purchase 13,300,000 shares of common stock remain outstanding. The warrants have an exercise price of $1.97 per share of common stock, are exercisable immediately following their issuance, and expire five years from the date of issuance.

December 2024 Registered Offering

In December 2024, we completed a private placement with a group of investors led by Ikarian Capital. The Company issued Pre-Funded Warrants, which are exercisable for 23,041,040 shares of common stock, at an offering price of $0.065 per Pre-Funded Warrant, which all remain outstanding. The Pre-Funded Warrants have an exercise price of $0.001 per share, are exercisable immediately following their issuance and never expire.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, Certificate of Incorporation and our Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our Board, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our Board could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our Certificate of Incorporation provides that a special meeting of stockholders may be called only by the chairperson of the Board, the chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our Board.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Elimination of Stockholder Action by Written Consent

Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our Board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our Certificate of Incorporation provides that no member of our Board may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or stockholders to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our Certificate of Incorporation or Bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. Under our Certificate of Incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our Bylaws provide that the federal district courts of the United States are the exclusive forum for any complaint raising a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. It is possible that a court of law could find the choice of forum provisions contained in our Certificate of Incorporation or Bylaws to be inapplicable or unenforceable if challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our Board to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon. The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our Board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification Matters

Our Certificate of Incorporation and Bylaws provides that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, we agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our Certificate of Incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

Our common stock is listed on the OTCQB Market under the symbol “GRTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.